                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*


                           Tenneco Automotive, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   880349105
                        ------------------------------
                                (CUSIP Number)

                               December 31, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 4 Pages

  -------------------
  CUSIP No. 880349105                13G
  -------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Barrow, Hanley, Mewhinney & Strauss, Inc.
      752403190
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2.                                                             (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      A Nevada corporation
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          326,274 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             2,976,560 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          3,302,834 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          ----
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      3,302,834 shares
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.   (See Instructions)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      9.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12.

      IA
------------------------------------------------------------------------------

                               Page 2 of 4 Pages

SCHEDULE 13G
------------

Item 1(a) Name of Issuer:
               Tenneco Automotive, Inc.

     1(b) Address of Issuer's Principal Executive Offices:
               500 North Field Drive
               Lake Forest, IL 60045

Item 2(a) Name of Person Filing:
               Barrow, Hanley, Mewhinney & Strauss, Inc.


     2(b) Address of Principal Business Office or, if none, Residence:
               One McKinney Plaza
               3232 McKinney Avenue, 15th Floor
               Dallas, TX 75204-2429

     2(c) Citizenship:
               A Nevada corporation

     2(d) Title of Class of Securities:
               Common Stock

     2(e) CUSIP Number:
               880349105

Item 3    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):
               The reporting person is an Investment Adviser registered under
               Section 203 of the Investment Advisers Act of 1940.

Item 4    Ownership:

     4(a) Amount beneficially owned:
               3,302,834 shares

     4(b) Percent of Class:
               9.8%

     4(c) Number of shares as to which person has:

          (i) Sole power to vote or to direct the vote:
               326,274 shares

                               Page 3 of 4 Pages

         (ii)  Shared power to vote or to direct the vote:
                 2,976,560 shares

         (iii) Sole power to dispose or to direct the disposition of:
                 3,302,834 shares

         (iv)  Shared power to dispose or to direct the disposition of:
                 --

Item 5   Ownership of Five Percent or Less of a Class:
                 Not Applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another Person:

                 The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock is held by certain clients of the reporting person, none of which has such right or power with respect to five percent or more of the common stock.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                 Not Applicable.

Item 8   Identification and Classification of Members of the Group:

                 Not Applicable.

Item 9   Notice of Dissolution of Group:

                 Not Applicable.

Item 10  Certification:

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                            BARROW, HANLEY, MEWHINNEY &
                                            STRAUSS, INC.


                                            By:  /s/ Bryant M. Hanley, Jr.
                                                 Name: Bryant M. Hanley, Jr.
                                                 Title: President

February 8, 2000
         --

                               Page 4 of 4 Pages